December 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

   Taylor Beech

RE:	Social Commerce Partners Corporation
Registration Statement on Form S-1, as amended
Initially Filed on November 24, 2025
File No. 333- 291762

Dear Mr. Anderegg and Ms. Beech,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Social Commerce Partners Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on Monday, December 15, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BTIG, LLC

By:	/s/ Paul Wood
Name:	Paul Wood
Tite:	Managing Director

cc:	Joan S. Guilfoyle, Loeb & Loeb LLP